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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

NEW VALLEY CORPORATION

(Name of Issuer)

COMMON SHARES, $.01 PAR VALUE

(Title of Class of Securities)

649080-50-4

(Cusip Number)

Howard M. Lorber
100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 649080-50-4			Page 2 of 5

1.	Name of Reporting Person: HOWARD M. LORBER		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,035,370 (includes 65,333 acquirable upon exercise of options)

		8.	Shared Voting Power: -

		9.	Sole Dispositive Power: 2,035,370 (includes 65,333 acquirable upon exercise of options)

		10.	Shared Dispositive Power: -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,035,370 (includes 65,333 acquirable upon exercise of options)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.7%

14.	Type of Reporting Person (See Instructions): IN

ITEM 1. Security and Issuer.

     This statement on Schedule 13D is being filed with respect to the Common Shares, $.01 par value per share (the “Common Shares”), of New Valley Corporation, a Delaware corporation (the “Company”), which has its principal executive office at 100 S.E. Second Street, Miami, Florida 33131, (305) 579-8000.

ITEM 2. Identity and Background.

     This Schedule 13D is being filed by Howard M. Lorber, a United States citizen. Mr. Lorber’s business address is 100 S.E. Second Street, Miami, Florida 33131. Mr. Lorber’s principal occupation is President and Chief Operating Officer since November 1994 and director since 1991 of the Company. Mr. Lorber also holds the same positions with the Company’s majority stockholder, Vector Group Ltd. (“Vector”). The Company is engaged in the real estate business and is seeking to acquire additional operating companies and real estate properties.

     During the last five years, Mr. Lorber has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

     The amount paid to the Company by Mr. Lorber ($12,500) in connection with the restricted stock award on January 10, 2005 was provided from his personal funds.

ITEM 4. Purpose of Transaction.

     See the information set forth under Item 5(c) and Item 6.

     Mr. Lorber reserves the right to acquire additional Common Shares at any time and from time to time in public or private transactions, whether from third parties or otherwise. Likewise, Mr. Lorber reserves the right to dispose of any or all of the shares in whole or in part, in public or private transactions, whether to third parties or otherwise.

ITEM 5. Interest in Securities of the Issuer.

     (a) As of January 10, 2005, Mr. Lorber is the beneficial owner of, in the aggregate, 2,035,370 Common Shares, which constituted approximately 8.7% of the 22,082,036 Common Shares outstanding as of November 5, 2004, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2004 and as adjusted for the 1,250,000 Common Shares issued to Mr. Lorber as a restricted stock award on January 10, 2005 and the 65,333 Common Shares acquirable by Mr. Lorber upon exercise of currently exercisable options. Mr. Lorber’s beneficial ownership includes the 65,333 options for Common Shares, granted to Mr. Lorber pursuant to the option agreement referred to in Item 6.

     (b) Mr. Lorber exercises sole voting power and sole dispositive power over (i) 1,850,037 Common Shares held directly by Mr. Lorber (subject to the vesting provisions of the restricted stock award discussed in Item 6), (ii) 120,000 Common Shares held by Lorber Alpha II Partnership, a Nevada limited partnership, and (iii) 65,333 Common Shares acquirable by Mr. Lorber upon exercise of currently

Page 3 of 5 Pages

exercisable options. Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Limited Partnership. Mr. Lorber is a director, officer and controlling shareholder of Lorber Alpha II, Inc.

     (c) On January 10, 2005, Mr. Lorber acquired 1,250,000 Common Shares as a restricted stock award under the Company’s 2000 Long-Term Incentive Plan. In connection with the stock award, Mr. Lorber paid the Company $12,500, the par value of the shares issued. See the information set forth under Item 6.

     (d) Subject to the vesting provisions of the restricted stock award discussed in Item 6, no person other than Mr. Lorber has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by him.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On January 10, 2005, Mr. Lorber was awarded a restricted stock grant of 1,250,000 Common Shares pursuant to the Company’s 2000 Long-Term Incentive Plan. In connection with the grant, the Company entered into a Restricted Share Award Agreement (the “Agreement”) with Mr. Lorber on that date. Pursuant to the Agreement, one-seventh of the shares vest on July 15, 2005, with an additional one-seventh vesting on each of the five succeeding one-year anniversaries of the first vesting date through July 15, 2010 and an additional one-seventh vesting on January 15, 2011. In the event Mr. Lorber’s employment with the Company is terminated for any reason other than his death, his disability or a change of control (as defined in the Agreement) of the Company or Vector, any remaining balance of the shares not previously vested will be forfeited by Mr. Lorber.

     Mr. Lorber has the right to acquire 65,333 Common Shares pursuant to a November 18, 1996 option agreement, which granted Mr. Lorber options to purchase Common Shares at $5.68 per share (as adjusted for the Company’s 1999 recapitalization and the expiration of the Company’s warrants).

     See the information set forth under Item 5(c).

ITEM 7. Material To Be Filed as Exhibits.

Exhibit A:	Restricted Share Award Agreement, dated as of January 10, 2005, between the Company and Howard M. Lorber (incorporated by reference to Exhibit 10.1 in the Company’s Form 8-K dated January 10, 2005).

Exhibit B:	New Valley Corporation 2000 Long-Term Incentive Plan (incorporated by reference to Appendix A in the Company’s Proxy Statement dated April 18, 2000).

Exhibit C:	Option Agreement, dated November 18, 1996, between the Company and Mr. Lorber (incorporated by reference to Exhibit 10(a)(ii) in the Company’s Form 10-K for the year ended December 31, 1996).

Page 4 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2005

By:	/s/ Howard M. Lorber
	Name:	Howard M. Lorber

Page 5 of 5 Pages